James McCrea
306 — 10743 139 St.
Surrey, B.C.
V3T 4L8

VIA SEDAR

To:

TSX Venture Exchange

Alberta Securities Commission

British Columbia Securities Commission

Ontario Securities Commission

Re:

Rouge Resources Ltd.

Filing of Technical Report

I, James Albert McCrea, P. Geo., do hereby consent to the public filing of the technical report entitled "NI 43-101 Technical Report on the Pampas El Penon Property, Province and Municipality of Antofagasta, Antofagasta Region (II), Chile", dated July 4, 2016 (the "Technical Report") by Rouge Resources Ltd. (the "Issuer") with the TSX Venture Exchange under its applicable policies and forms in connection with the purchase agreement (the "Agreement") to acquire Arena Minerals Inc. interest in the Pampas El Pelion Project (the "Property") as detailed in the letter of intent ("Letter of Intent") dated May 26th, 2016 and described in the news release dated June 15, 2016 to be entered into by the Issuer and I acknowledge that the Technical Report will become part of the Issuer's public record.

Dated as of the 29th day of July, 2016.